July 9, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attention:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Oxford Resource Partners, LP
Registration Statement on Form S-1 (File No. 333-165662)
Dear Sir:
     As representatives of the several underwriters of Oxford Resource Partners, LP’s proposed initial public offering of up to 10,062,500 common units representing limited partner interests, we hereby join Oxford Resource Partners, LP’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Washington, D.C. time) on July 12, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of Oxford Resource Partners, LP, dated July 2, 2010, through the date hereof:
     Preliminary Prospectus dated July 2, 2010
     9,968 copies to prospective underwriters, institutional investors, dealers and others.
     The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, BARCLAYS CAPITAL INC. CITIGROUP GLOBAL MARKETS INC. As representatives of the several Underwriters
By:	BARCLAYS CAPITAL INC.

By:	/s/ Casey Kobi
Casey Kobi
Director